

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) is to delete one Principal of ING Capital Markets LLC based on recent personnel changes.

- Question 18 on the Applicant Data – Page 3   Changed the number of individual Principals from 20 to 19

- Schedule A of Form SBSE-A Delete relevant Principal

Signature.

11/4/25

John McCarthy   Date
Chief Compliance Officer